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SEC FILE NUMBER 1-10615
CUSIP NUMBER:

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
Commission File Number:  0-21615

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2005

☐	Transition Report on Form 10-K and Form 10-KSB

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q and Form 10-QSB

☐	Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_____________________________________

PART I
REGISTRANT INFORMATION

Full Name of Registrant:  Emisphere Technologies, Inc

Former Name if Applicable_____________________________________________

Address of Principal Executive Office (Street and Number): 765 Old Saw Mill River Road

City, State and Zip Code:  Tarrytown, New York  10591

PART II
RULES 12b-25(b) AND (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

The Registrant is unable to file its quarterly report on Form 10-Q for the third quarter ended September 30, 2005 within the prescribed time period. On September 26, 2005, the Registrant entered into a Senior Secured Term Loan Agreement (“Loan Agreement”), by and among the Registrant and MHR Institutional Partners IIA LP. On November 11, 2005 the Registrant entered into Amendment No.1 to the Loan Agreement in order to clarify certain provisions of the Loan Agreement.  The amended provisions more clearly reflect the terms of the Loan Agreement that had been agreed upon at the time of closing. The Loan Agreement contains certain embedded derivative instruments that are affected by the amendment. As a result, the Registrant has not been able to finalize the financial information required to be included in the Form 10-Q.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Elliot Maza	914	347-2220
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes	☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes	☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Emisphere Technologies, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2005	By:

	Name:	Elliot Maza
	Title:	Chief Financial Officer